Exhibit 12.1
NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended
	September 30,
	2007	2006

Income from continuing operations before income tax	$124,951	$96,213

Add:
Fixed charges	46,958	34,726
Amortization of capitalized interest	1,327	893

Less:
Interest capitalized	1,080	3,289
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—

Earnings as adjusted	$172,156	$128,543

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$35,610	$23,656
Interest capitalized	1,080	3,289
Portion of rent expense representative of interest (30%)	10,268	7,781

Fixed charges	$46,958	$34,726

Ratio of earnings to fixed charges	3.67	3.70

Deficiency of earnings to cover fixed charges	$—	$—